# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EBR SYSTEMS, INC., CIK 0001347123
CUSIP: 0000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002043018

## Reporting persons
- H.E.S.T. Australia Ltd.: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 1,634,387.4; shared voting power 2,397,516.7; sole dispositive power 1,634,387.4; shared dispositive power 2,397,516.7; aggregate amount beneficially owned 4,031,904.1 (5.3% of the class)
  Comment: Rows 5 and 7 consist of 1,634,387.40 shares of common stock, par value $0.0001 per share ("common stock"), underlying 16,343,874 CHESS Depositary Interests ("CDIs") of EBR Systems, Inc. (the "Issuer") held by H.E.S.T. Australia Ltd. (the "Reporting Person"), as trustee for HESTA. The Issuer completed a 1-for-10 reverse stock split that was effected on April 1, 2026 (the "Reverse Split"). The disclosure herein gives effect to the Reverse Split. The outstanding CDIs were not consolidated as a result of the Reverse Split, but the conversion ratio of the CDIs to shares changed from 1-to-1 to 10-to-1, and 10 CDIs now represent the right to receive one share of common stock. The CDIs are held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited.
  
  Rows 6 and 8 consist of (i) 1,587,540.80 shares of common stock underlying 15,875,408 CDIs held by MRCF3 Service (H) Pty Ltd ("MRCF3 Service") on trust for MRCF3 (H) Trust ("MRCF3 Trust"), (ii) 307,226 shares of common stock issuable upon exercise of certain warrants held by MRCF3 Service on trust for the MRCF3 Trust, and (iii) 502,749.90 shares of common stock underlying 5,027,499 CDIs held by BB6 Service (H) Coinvestment Trusco Pty Ltd ("BB6 Service") on trust for BCP HESTA Co-Investment Trust ("BCP Trust").
  
  MRCF3 Service is the trustee of MRCF3 Trust. Pursuant to a Part B Management Agreement, dated April 22, 2015, among MRCF3 Service, BCP3 Pty Ltd and the Reporting Person, the Reporting Person may be deemed to share voting and investment power with respect to the CDIs and shares of common stock issuable upon exercise of certain warrants held by MRCF3 Trust. BB6 Service is the trustee of BCP Trust. Pursuant to a Management Deed, dated May 17, 2024, among BCP4 Pty Ltd and BB6 Service, the Reporting Person may be deemed to share voting and investment power with respect to the CDIs held by BCP Trust. The Reporting Person is the sole unitholder in each of MRCF3 Trust and BCP Trust.
  
  Row 11 is based on the sum of (i) 75,330,559 shares of common stock outstanding (equivalent to 753,305,590 CDIs) as of July 7, 2026, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 9, 2026 and (ii) 307,226 shares of common stock issuable upon exercise of the warrants described above.

## Item 1. Issuer
Name of issuer: EBR SYSTEMS, INC.
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing: H.E.S.T. Australia Ltd.
Address of principal business office or, if none, residence: Level 20, 2 Lonsdale Street, Melbourne, Victoria, 3000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,031,904.10
Percent of class: 5.3%
Sole power to vote or to direct the vote: 1,634,387.40
Shared power to vote or to direct the vote: 2,397,516.70
Sole power to dispose or to direct the disposition: 1,634,387.40
Shared power to dispose or to direct the disposition: 2,397,516.70

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- H.E.S.T. Australia Ltd.: /s/ Bruce Cooper, Bruce Cooper, Attorney-in-Fact (08/12/2026)